Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST AND GRANITE REIT INC. ANNOUNCE

EFFECTIVE DATE OF PROPOSED UNWIND OF STAPLED UNIT STRUCTURE

September 19, 2024, Toronto, Ontario, Canada—Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that the previously announced court approved plan of arrangement to simplify Granite’s capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure (the “Arrangement”), is expected to be completed and become effective on or about October 1, 2024 (the “Effective Date”).

Currently, Granite unitholders hold stapled units (“Stapled Units”), each of which consists of one Granite REIT unit and one common share of Granite GP. Upon completion of the Arrangement (i) the two components of each Stapled Unit will be uncoupled, (ii) the common shares of Granite GP currently held by Granite unitholders will be automatically exchanged for fractional Granite REIT units and (iii) the Granite REIT units will be consolidated back to the number of Stapled Units outstanding before the exchange occurred.

As of the Effective Date, each Granite unitholder will hold a number of Granite REIT units equal to the number of Stapled Units they hold currently, and Granite GP will become a wholly-owned subsidiary of Granite REIT. The Granite REIT units will trade on the Toronto Stock Exchange and on the New York Stock Exchange under the current ticker symbols for the Stapled Units (being “GRT.UN” and “GRP.U”, respectively), and are expected to begin trading on a standalone basis and not as Stapled Units on or about October 3, 2024.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others,

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com statements regarding the Arrangement, Granite’s intention to complete the Arrangement, and Granite’s ability to obtain the required approvals or satisfy or waive conditions to complete the Arrangement, or the expectations or assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Granite cautions that the timing or completion of the Arrangement and the Effective Date cannot be predicted with certainty, there can be no assurance at this time that all required or desirable approvals and consents to effect the Arrangement will be obtained by the Effective Date. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of Granite being unable to obtain required approvals or to satisfy or waive conditions to complete the Arrangement by the Effective Date and risks disclosed in the Granite’s Management Information Circular/Proxy Statement dated April 10, 2024. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com